Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2007

Martine A. Rothblatt, Ph.D.
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2006
Form 10-Q for the Period Ended March 31, 2007
Filed May 4, 2007
Form 10-Q for the Period Ended September 30, 2007
Filed November 1, 2007
File No. 000-26301

Dear Dr. Rothblatt:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K - December 31, 2006

Item 1. Business, page 3

Glycobiology Antiviral Agents, page 11

1. We note that University of Oxford is a related party and that your agreements with University of Oxford require you to make payments totaling approximately $4.2 million, $590,200 of which was paid during 2006. Please file these agreements as exhibits to your Form 10-K or provide us with an analysis supporting your determination that the agreements are not required to be filed.

Northern Therapeutics, page 13

2. We note your disclosure that you entered into an agreement with Northern Therapeutics in October 2006. We note that Northern Therapeutics is a related party, that you are required to pay milestone payments totaling $1.5 million up to and during completion of the Phase I trial, and that you paid $500,000 during the year ended December 31, 2006. Please provide us with an analysis supporting your determination that the agreement is not required to be filed. Additionally, explain why this information was not included in the "Certain Relationships and Related Transactions" discussion in your Schedule 14A filed on April 30, 2007.

Domestic Distribution Agreements, page 14

3. We note that your agreements with CuraScript, AccredoTherapeutics, Inc., and Caremark, Inc. accounted for 89% of your Remodulin revenues in 2006 and 90% of your Remodulin revenues in 2005. As Remodulin accounted for a substantial majority of your revenues during each of these years, it appears that you are substantially dependent on these agreements. Please amend your Form 10-K to file the agreements or provide us with an analysis supporting your determination that they are not required to be filed.

Item 8. Financial Statements And Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

Revenues, page F-16

4.   Please provide to us the applicability of SFAS 48 to the right of replacement that exists related to your products and how your accounting policies disclosed on page 61 comply with this literature. Refer to paragraph 3 of SFAS 48.

6. Stockholders' Equity, page F-23

Call Spread Option, page F-29

5.   Please revise to disclose the following regarding the derivative instruments (call options purchased and warrants sold) executed in connection with the 0.50% Convertible Senior Notes issued on October 30, 2006:
   a) Describe the key features of the warrants including how they will be settled, whether they will be settled in registered in or unregistered shares and availability of such shares to settle.
   b) Provide the disclosure requirements under FAS 133 paragraphs 44-45 and EITF 00-19 paragraphs 50-52.
   c) Describe the accounting you applied to these transactions and how it complies with the guidance in FAS 133 and EITF 00-19.

9. Commitments and Contingencies, page F-32

Laboratory Operating Lease, page F-32

6.   Please provide to us your analysis under FIN 46R whether the synthetic lease described here is a variable interest entity and how you applied that literature to this transaction.

Form 10-Q - March 31, 2007

License Agreement, page 17

   7. We note that your wholly owned subsidiary, Lung Rx, entered into an agreement with Toray to assume and amend the rights and obligations between you and Torray. We note that the agreement was not filed as an exhibit. Please provide us

with an analysis supporting your determination that the agreement was not required to be filed.

Form 10-Q – September 30, 2007

Item 1. Consolidated Financial Statements, page 3

Notes To Consolidated Financial Statements, page 4

11. Distribution Agreement, page 14

8.   Please revise to provide a revenue recognition policy for this agreement.   Include a description of all your contractual rights and obligations, including performance periods, all deliverables and cash flows as stipulated within the Mochida agreement as well as the revenue recognition method for each deliverable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-13575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant